ASSET PURCHASE AGREEMENT
between
Windridge Inc.
and Joel Brust, an Individual,
as Seller
and
Western Wind Energy Corporation
as Buyer
(with Stewart Title Company as Escrow Holder)
Dated as of June 30, 2005

TABLE OF CONTENTS

Page

ARTICLE I PURCHASE AND SALE OF THE PROJECT ASSETS 1

1.1 Purchase and Sale 1

1.2 Retained Land 2

1.3 Purchase Price 3

1.4 Transfer Taxes 3

ARTICLE 2 DUE DILIGENCE; CONDITIONS 4

2.1 Delivery of Materials 4

2.2 Review by Buyer 4

2.3 Condition of Buyer's Approval of the Project Assets 4

2.4 Southern California Edison Consent 4

2.5 Subdivision of the Retained Land 5

2.6 Maintenance of Project Assets 5

ARTICLE 3 CLOSING; CLOSING DELIVERIES 5

3.1 Closing 5

3.2 Closing Deliveries 5

3.3 Escrow Holder's Actions in Connection with the Closing 6

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SELLER 7

4.1 Organization of Seller; Authority 7

4.2 Litigation 7

4.3 Third Party Consents 7

4.4 Right of First Refusal 7

4.5 Assets 7

4.6 Tax Matters 8

4.7 Environmental Laws 8

4.8 Seller's Deliveries 8

4.9 Investor Representations 9

4.10 Disclosure 9

4.11 Brokers' Fees 9

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER 9

5.1 Organization of Buyer 9

5.2 Binding Agreement 9

5.3 Third Party Consents 9

5.4 Brokers' Fees 9

5.5 Litigation 9

ARTICLE 6 COVENANTS; FURTHER AGREEMENTS 10

6.1 Exclusivity 10

6.2 Conduct of the Business Pending the Closing 10

6.3 Public Announcements 10

6.4 Allocation of Purchase Price of Tax Matters 11

TABLE OF CONTENTS (Continued)

Page

ARTICLE 7 INDEMNIFICATION 11

7.1 Indemnity by Seller 11

7.2 Indemnification by Buyer 11

ARTICLE 8 TERMINATION OF AGREEMENT; REMEDIES AND CURE 12

8.1 Termination by Lapse of Time 12

8.2 Termination by Agreement of the Parties 12

8.3 Termination Upon Breach 12

8.4 Release of Buyer's funds deposited with the Escrow Holder 12

8.5 LIQUIDATED DAMAGES AND EQUITABLE REMEDIES 12

ARTICLE 9 NOTICES 13

ARTICLE 10 MISCELLANEOUS 14

10.1 Successors and Assigns 14

10.2 Entire Agreement; Amendments; Attachments 14

10.3 Governing Law 14

10.4 Section Headings 14

10.5 Counterparts 15

10.6 No Third Party Beneficiaries 15

10.7 Waiver 15

10.8 Costs 15

Exhibits

Exhibit A Legal Description of the Real Property

Exhibit B Location of Retained Land

Exhibit C Form of Restrictive Covenant

Exhibit D Form of Convertible Note

Exhibit E Form of Deed of Trust

Exhibit F Allocation of Purchase Price

Schedules

Schedule 1.3.1(a) Wiring Instructions

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (together with all exhibits and schedules appended hereto, this "Agreement") dated as of June 30, 2005, is made by and between WESTERN WIND ENERGY CORPORATION, a Canadian corporation ("Buyer"), on the one hand, and WINDRIDGE INC., a California corporation ("Wind ridge"), and Joel Brust, an individual ("Brust"), on the other. Windridge and Brust are collectively referred to as "Seller." Windridge, Brust and Buyer are each referred to herein as a "Party" and, together, the "Parties."

RECITALS

A. Seller owns and operates a 4.5 megawatt wind-powered electric generating facility located near Tehachapi, California (the "Project"), on certain real property as more particularly described on Exhibit "A" (the "Real Property"), and has rights to deliver and sell electricity produced thereby to Southern California Edison ("SCE") pursuant to a Standard Offer Power Purchase Agreement (the "PPA") between Windridge and SCE.

B. Brust owns in fee the Real Property on which the Project is situated.
C. Seller desires to sell and Buyer desires to purchase the Project, the PPA, the Real Property and certain related assets as described herein.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements contained herein, the adequacy and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
PURCHASE AND SALE OF THE PROJECT ASSETS

1.1 Purchase and Sale. Subject to and upon the terms and conditions of this Agreement, on the Closing Date Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller, the following (collectively, the "Project Assets"):

(a) the Real Property, subject only to the "Permitted Liens" (as hereinafter defined) approved by Buyer.

(b) all of those certain wind turbine generators, the steel towers on which each turbine is mounted, pad-mounted transformers and the concrete foundation pads into which the tower legs are attached (collectively, the "Turbines"), used in connection with the Project;

(c) all of the personal property, fixtures and improvements appurtenant to the Turbines or used solely in connection with the operation of the Turbines, including, without limitation, electrical and communication lines and related equipment (collectively, the "Equipment");

(d) the PPA;
(e) the Assumed Contracts as defined in Section 2.3;

(f) all permits, licenses, approvals, variances, waivers, franchises, certificates, entitlements, and other authorizations issued by any governmental authorities, required in connection with the construction, operation and/or maintenance of the Project, and all amendments, modifications, supplements, general conditions and addenda thereto (collectively, "Permits"), including any permit applications that are pending as of the date hereof, to the extent transferable by Seller;

(g) all books, records, files, drawings, plans, specifications, consents, studies, reports, evaluations, analyses, wind and other meteorological data collected on the Project site by Seller or an affiliate of Seller, and any and all other wind data and wind analyses, any and all software and other intellectual property purchased from or licensed by third parties or developed by Seller solely in connection with collecting wind data for the Project, including any of the foregoing that have not been finalized but are still in process, and other printed or written materials, in each case relating to the Project;

(h) all warranties, guarantees, licenses and indemnification rights with respect to any of the Turbines and equipment, to the extent transferable by Seller;

(i) all rights to insurance proceeds relating to the damage, destruction or impairment of assets or other rights described in this definition, to the extent such damage, destruction or impairment occurs after the date of this Agreement and on or before the Closing (defined below); and

(j) any and all credits, benefits, emissions reductions, offsets and allowances of any kind, howsoever entitled, attributable to an electric generating facility or the electric energy, capacity or other generator-based products produced therefrom (collectively, the "Environmental Attributes"), relating to the Project, if any.

1.2 Retained Land. Notwithstanding the foregoing, the Project Assets shall not include any real property located west of Tehachapi Willow Springs Road and that certain parcel of land consisting of approximately 38.47 acres located in the northernmost part of the land located east of Tehachapi Willow Springs Road (the "Retained Land"), as more particularly described on the map attached hereto as Exhibit "B." Seller shall deliver title to the Real Property subject only to the lien of the Deed of Trust securing the Convertible Note, property taxes not yet due and payable, and any additional liens and encumbrances reflected on the Preliminary Title Report on the Real Property and approved in writing by Buyer prior to the end of the Due Diligence Period (collectively, the "Permitted Liens"). Seller shall take all actions to legally subdivide the Retained Land from the Real Property the "Subdivision"). Buyer agrees to cooperate with Seller in obtaining the necessary approvals (e.g. subdivision, lot line adjustment, etc.), and to pay up to a maximum aggregate amount of Twenty-Thousand Dollars U.S. (U.S.$20,000) for a surveyor to perform such survey work as required for the Subdivision and as Buyer may require in connection with the policy of title insurance to be issued to Buyer on the Closing Date, plus third party costs incurred by Seller with the County in which the Real Property is located in connection with the Subdivision. Seller shall pay all other costs required to be paid to complete the survey and the Subdivision in excess of $20,000. The Parties agree that the Retained Land shall be subject to a restrictive covenant running with the land substantially in the form of Exhibit "C" attached hereto (the "Restrictive Covenants") that shall (i) prohibit the use of the Retained Land for wind energy purposes, (ii) prohibit Seller or any third party that takes title to any of the Retained Land from taking any action requesting any government agency take any action, and from bringing any actions or claims against Buyer or its successor's, regarding Buyer's or its successor's wind energy operations on the Real Property; provided such operations are in accordance with all applicable laws, ordinances, and regulations, subject to Seller's and Seller's successor's obligations under (iii) and (iv), below; (iii) provide Seller's and any such third party's consent to the use of the Real Property for wind energy operations, and (iv) consent to any variance sought by Buyer in setback requirements imposed on any current or future wind energy development on the Real Property, reducing the setback requirements to not less than 400 feet from the property line.

1.3 Purchase Price

1.3.1 Purchase Price: Payments. The purchase price to be paid by Buyer to Seller for the Assets (the "Purchase Price") is Eight Hundred Twenty-Five Thousand Dollars U.S. (U.S. $825,000) which shall be paid as follows:

(a) Buyer shall deposit Five Hundred Fifty Thousand U.S. Dollars (U.S. $550,000) in an escrow (the "Escrow") with Stewart Title Company (the "Escrow Holder"), upon completion of the Due Diligence Period, as defined in Section 2.2 and Buyer's approval of the Real Property and the other Project Assets pursuant to Section 2.3. Upon satisfaction of all conditions to Closing, and as long as Seller is not in default hereunder, these funds shall be disbursed to Seller on the Closing Date by wire transfer to one or more accounts designated by Seller as set forth on Schedule 1.3.l(a); and

(b) Buyer shall deliver and deposit with the Escrow Holder on or before the Closing Date, a convertible note (the "Convertible Note") in the original principal amount of Two Hundred Seventy Five Thousand U.S. Dollars (U.S. $275,000), with an interest rate of eight percent (8%) per annum, interest payable annually, with all principal and accrued and unpaid interest due and payable in five years, convertible in whole or in part, into that number of shares of common stock of the Buyer equal to (i) the unpaid balance of the principal amount on the date of conversion (or so much thereof as Seller shall elect to convert), plus accrued and unpaid interest as of such date, divided by (ii) the closing price of WWEC common stock on the Toronto Stock Exchange as of the date hereof, substantially in the form attached hereto as Exhibit "D" (the "Convertible Note"). The shares will be issued subject to and in accordance with the securities laws of Canada and the United States. If Buyer elects to prepay the note prior to maturity, it shall give the Seller 30 days notice, during which time Seller may elect to convert the note, in whole or in part, to stock rather than have the note prepaid all in cash. The Convertible Note shall be secured by a first Deed of Trust on the Real Property, in the form attached hereto as Exhibit "E" (the "Deed of Trust"). The Deed of Trust shall be deposited with the Escrow Holder on or before the Closing Date and shall be recorded by the Escrow Holder upon the Closing.

1.4 Transfer Taxes. All sales, transfer, filing, recordation, registration, documentary, stamp and similar taxes and fees arising from or related to the transactions contemplated hereunder, shall be borne by Seller.

ARTICLE 2
DUE DILIGENCE; CONDITIONS

2.1 Delivery of Materials. Within ten business (10) days from the date hereof, Seller shall provide Buyer with (i) a current preliminary title report covering the Real Property (the "Preliminary Title Report") with copies of all exceptions listed in such preliminary title report, and (ii) true, correct and complete copies of all contracts, agreements, files, reports, correspondence, pleadings, permits, and all other materials of any kind in Seller's possession or control in any way pertaining or relating to any of the Project Assets, including without limitation, at least two (2) years of the most recent operating and income and expense statements for the Project, interconnection and transmission agreements, all zoning and permit information regarding the Real Property, property tax and utility bills for the prior three (3) years, the PPA and all correspondence relating thereto, and all maintenance and repair contracts and records regarding the Project Assets covering at least the prior three (3) years. Seller shall confirm in writing to Buyer the date that Seller has delivered to Buyer all of the foregoing.

2.2 Review by Buyer. Buyer shall have a period of thirty (30) business days (any day other than a Saturday, Sunday or holiday day on which banks in California are closed) following Buyer's receipt of all of the materials Seller is to deliver to Buyer pursuant to Section 2.1 above (the "Due Diligence Period") in which to review such materials, inspect the Project Assets and cause to be prepared such studies and reports as Buyer shall deem appropriate. Seller shall provide Buyer and Buyer's consultants with access to the Real Property and any files and records Seller has concerning the Project Assets. During the Due Diligence Period, Buyer shall have the Turbines and Equipment inspected and a report prepared setting forth the number of Turbines that are operational, non-operational requiring repair or non-operational not subject to repair (the "Baseline Report") and shall deliver a copy of the Baseline Report to Seller.

2.3 Condition of Buyer's Approval of the Project Assets. It shall be a condition to Buyer's obligations hereunder that, on or before the end of the Due Diligence Period, Buyer shall have notified Seller and the Escrow Holder in writing that Buyer approves the Project Assets and setting forth which of the contracts, if any, relating to the Project Assets Buyer wishes to assume at Closing (the "Assumed Contracts"). If Buyer fails to give Seller such written approval on or before the end of the Due Diligence Period, Buyer shall be deemed to have disapproved the Project Assets and upon such deemed disapproval or upon any actual disapproval communicated by Seller to Buyer in writing, this Agreement shall terminate and neither party shall have any further rights or obligations hereunder.

2.4 Southern California Edison Consent. Within five business (5) days after the full and mutual execution of the Agreement, Seller shall make a request in writing to SCE that it (i) consents to the assignment of the PPA from Seller to Buyer, and (ii) confirms to Buyer that the PP A is in full force and effect, and that no defaults exist thereunder and further setting forth

Any maximum annual delivery limits thereunder. It shall be a condition to Buyer's obligations. hereunder that the foregoing consent and confirmation be received no later than 180 days after the date hereof.

2.5 Subdivision of the Retained Land. It shall be a condition to Buyer's and Seller's obligations hereunder that the Retained Land shall have been legally subdivided from the Real Property.

2.6 Maintenance of Project Assets. It shall be a condition to Buyer's obligations hereunder that Seller shall have complied with Section 6.2, and, that the condition of the Turbines and Equipment as of the Closing Date is not "Materially Worse" (as defined below) than the condition of the Turbines and Equipment as of the date of Buyer's inspection during the Due Diligence Period. In order to satisfy the foregoing condition, on or before the end of the Due Diligence Period, Buyer shall inspect the Turbines and the Equipment and shall make a written record of this condition and operability. Buyer shall also inspect the Turbines and Equipment immediately prior to the Closing Date to determine if their condition is "Materially Worse". For purposes of this Agreement, "Materially Worse" shall mean that five percent (5%) or more of the Turbines or Equipment that were operational during the end of the Due Diligence Period are non-operational on the Closing Date. If Buyer gives Seller written notice on or before the Closing Date that the Condition of the Turbines and Equipment are "Materially Worse" then, this Agreement shall terminate and the amount held by Escrow Holder shall be immediately returned to Buyer.

ARTICLE 3
CLOSING; CLOSING DELIVERIES

3.1 Closing. If this Agreement is not terminated by Buyer pursuant to Section 2.3 above or otherwise in accordance with the terms hereof, within ten (10) days after the last to occur of (a) confirmation by Stewart Title Company or such other title company acceptable to Buyer that it stands ready to issue a title insurance policy covering the Real Property in the form agreed to between such title insurance company and Buyer during the Due Diligence Period, (b) the condition set forth in Section 2.4 above has been satisfied or waived by Buyer, (c) the condition set forth in Section 2.5 above has been satisfied or waived by Buyer and Seller, (d) the condition set forth in Section 2.6 above has been satisfied or waived by Buyer, (e) Buyer has reaffirmed its approval of the condition of the Real Property and the other Project Assets, and (f) Seller is not in default hereunder, the closing of the transactions contemplated herein (the "Closing") will take place at the offices of Morgan, Lewis & Bockius LLP, 300 S. Grand Avenue, Suite 2200, Los Angeles, CA 90071 or at such other location as the Parties may agree, at 9:00 a.m. local time on the second business day after delivery of the items as set forth in this Article 3, or such earlier date as the Parties may agree (the actual time and date of the Closing being referred to herein as the "Closing Date").

3.2 Closing Deliveries. On the Closing Date, the following items shall be delivered:
3.2.1 Deliveries by Seller. Seller shall deliver the following items to Buyer or the Escrow Holder, as applicable:

( a) a grant deed for the conveyance to Buyer of the Real Property (except for the Retained Real Property), and bills of sale and instruments for the assignment and conveyance to Buyer of the other Project Assets, each in form and substance reasonably satisfactory to Buyer, duly executed and acknowledged by Seller (or by such Party comprising Seller as may hold title to any of the Project Assets), together with all such other instruments of assignment, transfer or conveyance as shall, be necessary to vest in Buyer, good, valid and marketable title to the Project Assets and to put Buyer in actual possession and control of the Project Assets (collectively, the "Transfer Documents");

(b) one counterpart of the Restrictive Covenants;

(c) certificates from the Secretary of State of the State of California, and the Franchise Tax Board of California dated within ten (10) days of the Closing Date certifying, as applicable, as to the good standing and current payment of taxes by the Seller in such jurisdiction;

( d) all books and records relating to the Project or the Assets in the possession of, or subject to the control of, Seller or any affiliate of Seller; and
( e) all documents, instruments and certificates required to be delivered by Seller to Buyer pursuant to this Agreement.
3.2.2 Deliveries by Buyer. Buyer shall deliver the following items to Seller or the Escrow Holder, as applicable,:
(a) the cash portion of the Purchase Price, in accordance with
Section 1.3.l(a);
(b) the Convertible Note;
(c) the Deed of Trust securing the Convertible Note;
(d) one counterpart of the Restrictive Covenants;
(e) executed counterparts of the Transfer Documents, to the extent Buyer is a party thereto; and
(f) all documents, instruments and certificates required to be delivered by Buyer to Seller pursuant to this Agreement.

3.3 Escrow Holder's Actions in Connection with the Closing. The Escrow Holder shall, upon receipt of notice from Buyer of the Scheduled Closing Date, prepare a closing settlement statement for review and approval by Buyer and Seller. For purposes of preparing the closing settlement statement, the fees and expenses of the Escrow Holder shall be borne equally by Buyer and Seller, the transfer taxes shall be borne as provided in Section 1.4 above, Buyer shall pay the costs of the title policy to be issued to Buyer upon the Closing, and utilities and real property taxes shall be prorated as of the Closing Date. Upon receipt of a notice from Buyer that the required conditions to Closing has occurred, the Escrow Holder shall, in accordance with written instructions from Buyer (i) disburse to Seller the sum of $550,000, less prorations and costs to be borne by Seller under this Agreement, (ii) record the grant deed to transfer the Real Property, the Deed of Trust and the Restrictive Covenants, and (iii) deliver the other closing documents deposited with the Escrow Holder by any of the Parties to the other Parties thereto.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents, warrants and covenants that as of the date hereof and as of the Closing Date:
4.1 Organization of Seller; Authority.

4.1.1 Windridge is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of California, and has all requisite corporate power and authority to own its Assets, to carry on its business as now being conducted, to execute and deliver this Agreement, and to consummate the transactions contemplated hereby.

4.1.2 Brust has full power and authority, acting alone, to sell and transfer the Real Property.

4.2 Litigation. There is no action, suit, investigation or proceeding, in which Seller has appeared or has been named or served as a party (either as a plaintiff or defendant) or otherwise pending or threatened, before any court or governmental authority, relating to or involving the Project or the Assets.

4.3 Third Party Consents. Except for the consent from SCE referred to in Section 2.4 above, no consents or approvals are required from any third parties, including governmental authorities, are required in connection with the execution and delivery of this Agreement or the consummation by Seller of the transactions contemplated by this Agreement.

4.4 Right of First Refusal. Seller has not granted and no third party holds a right of first refusal or similar right to acquire any of the Project Assets.
4.5 Assets.
4.5.1 Windridge has good and marketable title to all of the Project Assets other than the Real Property.
4.5.2 Brust owns the Real Property in fee, free and clear of all rights and interests of others.
4.5.3 All of the Project Assets are free and clear of any and all Liens other than Permitted Liens.

4.5.4 Seller has not sold or transferred, agreed or committed to sell or transfer, or granted any options or rights to purchase any Project Assets, including without limitation, Environmental Attributes related to the electric power to be generated by the Project.

4.5.5 To Seller's best knowledge, there are no zoning or other land-use proceedings, either instituted or planned to be instituted by a governmental authority with respect to the Real Property that would detrimentally affect the operation of the current or future wind energy project thereon or the use proposed to be made of the Real Property in connection with any expansion of the current wind project. Seller has received no written notice of any material facts, circumstances, proposals, plans, studies, or investigations, which has or could have an adverse effect on Seller, the Project or the Assets.

4.6 Tax Matters.
4.6.1 U.S. Person. Neither Party comprising Seller is a "foreign person" as defined in Section 1445(f)(3) of the Internal Revenue Code of 1986, as amended.
4.6.2 Liens. There are no Liens for taxes (other than for current taxes not yet due and payable) on the Assets.

4.7 Environmental Laws.

4.7.1 Seller and the Project Assets have complied and are in compliance with all Environmental Laws affecting Seller or the Project, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed, or commenced against Seller or the Project Assets or, to Seller's best knowledge, has been threatened alleging any failure to comply with any Environmental Law. Without limiting the generality of the preceding sentence, (a) Seller has obtained or timely applied for (with respect to all permits that have not yet been issued) all permits required to be obtained under applicable Environmental Laws for the Seller's current on-site operations, and (b) Seller and the Project Assets are in compliance in all material respects with all of the terms and conditions of any permits and other authorizations that have been obtained under applicable Environmental Laws as of the Closing Date.

4.7.2 "Environmental Laws" shall mean all laws, rules, regulations, codes, injunctions, judgments, orders, decrees and rulings thereunder of Governmental Authorities concerning pollution or protection of the environment, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976, the Clean Air Act, and the Clean Water Act, each as amended. "Hazardous Material" shall mean any petroleum or petroleum products, flammable explosives, radioactive materials, asbestos in any form that is or could become friable, lead-containing paints or coatings, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, any chemicals or other materials or substances which are defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," ''toxic substances," ''toxic pollutants" or words of similar import under any Environmental Law, and any other chemical or other material or substance, exposure to which is prohibited, limited or regulated by any Governmental Authority under any Environmental Law.

4.8 Seller's Deliveries. Within ten business (10) days after the full and mutual execution of this Agreement, Seller will have delivered or made available to Buyer all information in Seller's possession or control that pertain to the Project Assets.

4.9 Investor Representations. Seller acknowledges that the Convertible Debenture and the shares issuable upon conversion thereof have not been registered under the Securities Act of 1933, as amended, or qualified under any applicable state securities law, and that it may not sell or transfer the Convertible Debenture or any of the shares issuable upon conversion thereof except in accordance with the Securities Act of 1933, as amended, and any other applicable federal or state securities laws, or applicable exemptions therefrom. Seller acknowledges and agrees that Seller is acquiring the Convertible Debenture, and will acquire the shares issuable upon conversion thereof, for its own account for investment purposes and not with a view toward any resale or distribution thereof.

4.10 Disclosure. Seller knows of no fact or circumstance that it has not disclosed in writing to Buyer that could have a mutual effect on the use or value of the Project Assets or which is necessary to be disclosed to Buyer to make any other disclosure not misleading.

4.11 Brokers' Fees. There are no fees or commissions payable to any broker, finder or agent with respect to the transactions contemplated by this Agreement as a result of Seller's actions for which Buyer could become liable or obligated or which could result in the imposition of any Lien upon the Assets.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller that, as of the date hereof and as of the Closing Date:

5.1 Organization of Buyer. Buyer is a corporation, duly incorporated, validly existing and in good standing under the laws of Canada, and has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

5.2 Binding Agreement. This Agreement has been duly authorized, executed and delivered by Buyer. This Agreement constitutes a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors' rights and subject to general equitable principles.

5.3 Third Party Consents. No consents or approvals of any Person are required in connection with the execution and delivery of this Agreement or the consummation by Buyer of the transactions contemplated by this Agreement.

5.4 Brokers' Fees. There are no fees or commissions payable to any broker, finder or Agent with respect to the transactions contemplated by this Agreement as a result of Buyer's actions for which Seller could become liable or obligated.

5.5 Litigation. There is no action, suit, investigation or proceeding in which Buyer has appeared or has been named or served as a party (either as a plaintiff or defendant) or, to Buyer's actual knowledge, threatened before any court or Governmental Authority which, if adversely determined, would reasonably be expected to have a materially adverse effect on Buyer's ability to complete the transactions contemplated by this Agreement.

ARTICLE 6
COVENANTS; FURTHER AGREEMENTS
6.1 Exclusivity. Unless and until there is a termination of this Agreement pursuant to Article 8, Seller agrees that it shall not, directly or indirectly:
(a) solicit submission of offers from any person or entity other than Buyer or its affiliates relating to the sale of the Assets (an "Alternative Proposal");
(b) respond in any way to an unsolicited Alternative Proposal other than to decline to pursue the same;
(c) participate in any discussions or negotiations with, or furnish any non-public information to, any person or entity other than Buyer or its affiliates regarding any Alternative Proposal; or
( d) enter into any agreement or understanding, whether oral or in writing, with respect to an Alternative Proposal.

6.2 Conduct of the Business Pending the Closing. Seller shall use commercially reasonable efforts to operate the Project and conduct its business (as pertains to the Project Assets) in all material respects in the Ordinary Course of Business and to preserve in all material respects the Project Assets and to keep the operation of the Project Assets at least as good as the Baseline Report. "Ordinary Course of Business" shall mean the operation of a wind energy generating facility, consistent with past custom and practice and the practices, methods, equipment, specifications and standards of care, skill, safety and diligence, as the same may change from time to time, but applied in light of the facts known at the time, as are generally applied or utilized under comparable circumstances by experienced and prudent professionals in respect of the design, development, construction, commissioning, maintenance, financing and operation of wind generating facilities of comparable type and complexity to the Project. Except with the prior written consent of Buyer, which consent shall not be unreasonably withheld, Seller shall not amend or modify any of the Contracts or the Permits. Such Ordinary Course of Business shall also require that Seller use commercially reasonable efforts to maintain and preserve the Turbines and Equipment in all material respects consistent with past custom and practice over the immediately preceding two years.

6.3 Public Announcements. The Parties agree that, prior to the Closing Date, any and all general public pronouncements or other general public communications concerning this Agreement and the purchase of the Assets by Buyer, and the timing, manner and content of such disclosures, shall be subject to Buyer's prior written consent; provided that any party or its affiliates may make any public disclosure it believes in good faith and upon advice of counsel is required by applicable Government Rule, regulation or stock market rule without the consent of (but with notice to) the other Party. The Parties agree that, after the Closing Date, Buyer shall have the sole right and discretion with respect to the timing, manner and content of such disclosures.

6.4 Allocation of Purchase Price/Tax Matters. For the avoidance of doubt, the aggregate amount of each of the items listed in Section 1.3.1 shall be considered the "Purchase Price," for United States federal income tax purposes. The allocation of the Purchase Price between the Real Property and the balance of the Project Assets shall be as reflected on Exhibit "F." The portion of the Purchase Price not allocated to the Real Property shall be allocated as determined by Buyer and disclosed to Seller during the Due Diligence Period, and all tax returns and reports filed by Seller and Buyer with respect to the transactions contemplated by this Agreement shall be consistent with that allocation.

ARTICLE 7
INDEMNIFICATION

7.1 Indemnity by Seller. Seller hereby indemnifies and holds harmless Buyer and

Buyer's affiliates, together with their respective directors, officers, employees, agents, advisors, attorneys, accountants and consultants (each a "Buyer Indemnified Party"), from and against all claims, damages, losses, liabilities, costs, deficiencies and expenses (including, without limitation, investigative costs, settlement costs and any reasonable legal, accounting or other expenses for investigating or defending any actions or threatened actions) (collectively, the "Losses") to which any Buyer Indemnified Party becomes subject, which Losses arise out of or are incurred in connection with each and all of the following:

7.1.1 any breach of any representation or warranty made by Seller in this Agreement or as re-certified in a certificate delivered by Seller at the Closing;
7.1.2 any breach of any covenant, agreement or obligation of Seller contained in this Agreement;
7.1.3 any fraud, intentional misrepresentation or willful misconduct by Seller in connection with this Agreement or the transactions contemplated by this Agreement;

7.1.4 any claims, actions or suits made by third parties (before or after the Closing Date) against any Buyer Indemnified Party in connection with the acts or omissions of Seller or any of its affiliates relating to the Project or the Assets prior to the Closing Date.

7.2 Indemnification by Buyer. Buyer hereby indemnifies and holds harmless Seller and Seller's affiliates, together with their respective directors, officers, employees, stockholders, agents, advisors, attorneys, accountants and consultants (each, a "Seller Indemnified Party''), from Losses to which any Seller Indemnified Party becomes subject, which Losses arise out of or are incurred in connection with each and all of the following:

7.2.1 any breach of any representation or warranty made by Buyer in this Agreement or as re-certified in a certificate delivered by Buyer at the Closing;
7.2.2 any breach of any covenant, agreement or obligation of Buyer contained in this Agreement;
7.2.3 any fraud, intentional misrepresentation or willful misconduct by Buyer in connection with this Agreement or the transactions contemplated by this Agreement; and

7.2.4 any claims, actions or suits by third parties after the Closing Date against any Seller Indemnified Party in connection with (a) the Assumed Liabilities or (b) the acts or omissions of Buyer or any of its affiliates relating to the Project after the Closing Date; and

7.2.5 any claims, actions or suits made by third parties (before or after the Closing Date) against any Seller Indemnified Party arising out of or pertaining to the Restrictive Covenants, including without limitation, in connection with any restriction or prohibition against the use of the Retained Land by the Seller's successor's for small wind turbine (I0kw or less) for self-use and net metering energy proposes.

ARTICLE 8
TERMINATION OF AGREEMENT; REMEDIES AND CURE

8.1 Termination by Lapse of Time. Buyer and Seller shall each have the right (but not the obligation) to terminate this Agreement if the Closing Date has not occurred within 180 days of the date hereof; provided, however, that the terminating party is not in breach of its obligations hereunder in any material respect; provided, further that as long as Buyer is not in breach of its obligations hereunder in any material respect Buyer may extend this Agreement for an additional 90 days upon written notice to Seller and Seller shall not be entitled to terminate this Agreement during such extension period.

8.2 Termination by Agreement of the Parties. This Agreement may be terminated at any time prior to the Closing Date by the mutual written agreement of the Parties. In the event of such termination by agreement, Buyer shall have no further obligation or liability to Seller under this Agreement, and Seller shall have no further obligation or liability to Buyer under this Agreement.

8.3 Termination Upon Breach. This Agreement may be terminated by Buyer or

Seller, as the case may be, if at any time prior to the Closing there shall occur a material breach of (a) any of the representations or warranties of Seller or Buyer, respectively, or (b) any material obligation of Seller or Buyer, respectively, under this Agreement; provided, however, that a breach by either Party shall not be deemed to have occurred unless and until, the non-breaching Party delivers written notice to the breaching Party no later than five (5) days after the nonbreaching Party discovers the act constituting the breach has occurred and the breaching Party has failed to cure the breach within a period of five (5) days from delivery of the written notice by the non-breaching Party.

8.4 Release of Buyer's funds deposited with the Escrow Holder. Upon termination of this Agreement in accordance with the provisions of this Article 8, the funds deposited by Buyer with the Escrow Holder pursuant to Section 1.3.1 (a) shall be released to Buyer, except to the extent provided in Section 8.5.

8.5 LIQUIDATED DAMAGES AND EQUITABLE REMEDIES. IN THE EVENT SELLER FAILS TO COMPLETE THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT FOR ANY REASON OTHER THAN BUYER'S MATERIAL BREACH OF THIS AGREEMENT, BUYER SHALL BE ENTITLED TO SEEK SPECIFIC PERFORMANCE OF SELLER'S OBLIGATIONS UNDER THIS AGREEMENT, AND TO SEEK ALL OTHER REMEDIES AVAILABLE AT LAW OR IN EQUITY. IN THE EVENT BUYER FAILS TO COMPLETE THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT UPON SATISFACTION OF ALL CONDITIONS PRECEDENT TO CLOSE AS PROVIDED IN SECTION 3.1 ABOVE FOR ANY REASON OTHER THAN SELLER'S MATERIAL BREACH, THE PARTIES AGREE THAT THE ACTUAL DAMAGES SELLER WOULD INCUR WOULD BE DIFFICULT TO CALCULATE. THEREFORE, ESCROW HOLDER SHALL RELEASE TO SELLER, FROM BUYER'S FUNDS HELD IN ESCROW THE SUM OF EIGHTY-TWO THOUSAND FIVE HUNDRED DOLLARS U.S. (US. $82,500), AS LIQUIDATED DAMAGES, AND NOT AS A PENALTY OR FORFEITURE, AND SHALL RETURN THE BALANCE OF SUCH FUNDS TO BUYER. THE PARTIES AGREE THAT THE AMOUNT OF LIQUIDATED DAMAGES REPRESENTS A REASONABLE ESTIMATION OF THE DAMAGES THAT SELLER WOULD INCUR AS A RESULT OF BUYER'S FAILURE TO COMPLETE THE TRANSACTION, OTHER THAN FOR REASON OF SELLER'S MATERIAL BREACH, AND THAT SELLER'S RIGHT TO SUCH LIQUIDATED DAMAGES SHALL BE SELLER'S SOLE REMEDY AND RIGHT TO DAMAGES UPON SUCH FAILURE OF BUYER.

IN FURTHER EVIDENCE OF THEIR AGREEMENT TO THIS LIQUIDATED DAMAGES AND EQUITABLE REMEDIES PROVISION, SELLER AND BUYER HAVE INITIALED BELOW:
SELLER: _	BUYER:
ARTICLE 9
NOTICES
Any communications between the Parties hereto or regular notices provided herein to be given shall be given to the following addresses:
To Buyer:	Western Wind Energy Corporation
632 Foster Avenue
Coquitlam, British Columbia
Canada V3J 2L7
Telephone: (604) 781-4192
Attention: Jeff Ciachurski, President

With a copy to:	Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, Suite 2200
Los Angeles, CA 90071-3132
Telephone: (213) 612-7330
Attention: Edward W. Zaelke

To Seller:	Windridge Inc.
P.O. Box 1587
Tehachapi, CA 93581
Telephone: (661) 822-9131

With a copy to:	Michael H. Starler, Esq.
11755 Wilshire Boulevard, Suite 1230
Los Angeles, CA 90025
Telephone: (310) 479-2998

Any notice which is personally served shall be effective upon the date of service; any notice given by U.S. Mail shall be deemed effectively given, if deposited in the United States Mail, registered or certified with return receipt requested, postage prepaid and addressed as provided above, on the date of receipt, refusal or non-delivery indicated on the return receipt. In addition, either Party may send notices by facsimile or by a nationally recognized overnight courier service, which provides written proof of delivery (such as U.P.S. or Federal Express). Any notice sent by facsimile shall be effective upon confirmation of receipt in legible form, and any notice sent by a nationally recognized overnight courier shall be effective on the date of delivery to the Party at its address specified above as set forth in the courier's delivery receipt. Either Party may, by notice to the other from time to time in the manner herein provided, specify a different address for notice purposes.

ARTICLE 10
MISCELLANEOUS

10.1 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns, except that Buyer, on the one hand, and Seller, on the other hand, may not assign their respective obligations hereunder without the prior written consent of the other Party; provided, however, that Buyer may assign its rights and obligations hereunder (other than the obligation to issue and deliver the Convertible Debenture) to a wholly-owned subsidiary without Seller's consent. Any assignment in contravention of this provision shall be void.

10.2 Entire Agreement: Amendments: Attachments. This Agreement, and all exhibits and schedules hereto, represents the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersedes all prior oral and written and all contemporaneous oral negotiations, commitments and understandings between the Parties.

Buyer and Seller may amend or modify this Agreement, in such manner as may be agreed upon, by a written instrument executed by Buyer and Seller.

10.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.
10.4 Section Headings. The Section headings are for the convenience of the Parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the Parties.

10.5 Counterparts. This Agreement may be executed in one or more counterparts and by facsimile or other form of electronic transmittal, each of which shall be deemed to be an original, but all of which shall be one and the same document.

10.6 No Third Party Beneficiaries. This Agreement is entered into for the sole benefit of the Parties, and except as specifically provided herein, no other Person shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with, this Agreement.

10.7 Waiver. Any extension or waiver by any party of any provision hereto shall be valid only if set forth in an instrument in writing signed on behalf of such party.

10.8 Costs. Except as expressly set forth herein, each Party shall pay all of its own costs and expenses, including the fees and costs of its attorneys, consultants, contractors and representatives, incurred in connection with this Agreement. In the event of legal action to enforce or interpret any provision of this Agreement or the agreements, instruments or certificates delivered pursuant hereto, the prevailing Party shall be entitled to recover its reasonable attorneys' fees and other costs of suit so incurred from the losing Party or Parties.

[SIGNATURE PAGE FOLLOWS]
IN WITNESS WHEREOF this Agreement has been duly executed by the Parties hereto as of and on the date first above written.

BUYER:
WESTERN WIND ENERGY CORPORTATION,
a Canadian corporation
By: _
Name:
Title:
SELLER:
WINDRIDGE INC.,
a California corporation
By:_____________________
Name: __________________
Title: ___________________
JOEL BRUST, an individual

"Joel Brust"
The undersigned hereby accepts this Agreement to the extent of the escrow provisions provided herein and agrees to act as Escrow Holder hereunder:
ESCROW HOLDER:
STEWART TITLE COMPANY
By: _____________________________ _
Name: _
Title: ________________________ _
Date: _, 2005
{Signature page to Asset Purchase Agreement}

IN WITNESS WHEREOF this Agreement has been duly executed by the Parties hereto as of and on the date first above written.
BUYER:
WESTERN WIND ENERGY CORPORATION, a Canadian corporation
By: "Jeffrey J. Ciachurski"
Name: Jeffrey J. Ciachurski
Title: President
SELLER:
WINDRIDGE INC.,
a California corporation
By: _
Name: __________________________
______________
Title:__________________________
JOEL BRUST, an individual
Joel Brust
The undersigned hereby accepts this Agreement to the extent of the escrow provisions provided herein and agrees to act as Escrow Holder hereunder:
ESCROW HOLDER:
STEWART TITLE COMPANY
By: ________________________ _
Name:
Title:
Date: ,2005
{Signature page to Asset Purchase Agreement}
Exhibit "A"
Legal Description of the Real Property
That portion of the below-described land located in Kern County, California, lying East of Tehachapi Willow Springs Road.
Parcel 2: (Parcel #224-320-06-03-0) - 152 Acres
The West half of Section 32, Township 12 North, Range 14 West, San Bernardino Meridian, in the unincorporated area, County of Kern, State of California, according to the official plat thereof.
Except the North 2200 feet thereof.

Also except that portion granted to the County of Kern, recorded June 5, 1968, in Book 4167, Page 367, of Official Records.
Parcel 3: (Parcel #224-320-05-00-0) - 114 Acres

The northerly 2000 feet of the West half of Section 32, Township 12 North, Range 14 West, San Bernardino Meridian, in the unincorporated area of the County of Kern, State of California, according to the official plat thereof.

Except that portion granted to the County of Kern, recorded December 13, 1967, in Book 4096, Page 866, of Official Records.
Parcel 4: (Parcel #224-320-07) - 11 Acres

The South 200 feet of the Northerly 2200 feet of the West half of the Fractional Section 32, Township 12 North, Range 14 West, San Bernardino Meridian, in the unincorporated area of the County of Kern, State of California, according to the official plat of said land filed in the District Land Office.

Except that portion thereof described in deed to the County of Kern, a political subdivision of the State of California, recorded February 7, 1968, in Book 4126, Page 934, of Official Records in the office of the County Recorder of said county, being more particularly described as follows:

Commencing at the northwest comer of said Section 32;
thence (1) South 0 00' 38" West along the West line of said Section, 2,000.218 feet to a point in the South line of the North 2000 feet of said Section 32;
thence (2) South 89 08' 41" East along said South line 513.15 feet;
thence (3) continuing along said South line South 89 48' 15" East 22.770 feet to the point of beginning;
thence (4) continuing along said South line South 89 48' 15" East 165.905 feet;
thence (5) South 21[0] 01' 20" East 36.46 feet;
thence (6) South 68 58' 40" West 20.00 feet;
thence (7) South 21 01' 20" East 170.339 feet to a point in the South line of the North 2,200 feet of said West half;

thence (8) 89 48' 15" West along last named South line 144.817 feet to a point distant 135 feet southwest of as measured at right angles to said Course (7); thence (9) North 21 01' 20" West parallel with said Course (7) 184.868 feet; thence (10) northwesterly along a tangent circular curve, concave to the northeast, having a radius of 1,270 feet, through a central angle of 1 20' 02", an arc length of29.57 feet to the South line of the North 2000 feet of said Section 32, the point of beginning.

Exhibit "B"
Location of the Retained Land

Parcel A
That portion of the below-described land located in Kern County, California, located West of Tehachapi Willow Springs Road.
Parcel 2: (Parcel #224-320-06-03-0) - 152 Acres

The West half of Section 32, Township 12 North, Range 14 West, San Bernardino Meridian, in the unincorporated area, County of Kern, State of California, according to the official plat thereof.

Except the North 2200 feet thereof.

Also except that portion granted to the County of Kern, recorded June 5, 1968, in Book 4167, Page 367, of Official Records.
Parcel 3: (Parcel #224-320-05-00-0) - 114 Acres

The northerly 2000 feet of the West half of Section 32, Township 12 North, Range 14 West, San Bernardino Meridian, in the unincorporated area of the County of Kern, State of California, according to the official plat thereof.

Except that portion granted to the County of Kern, recorded December 13, 1967, in Book 4096, Page 866, of Official Records.
Parcel 4: (Parcel #224-320-07) - 11 Acres

The South 200 feet of the Northerly 2200 feet of the West half of the Fractional Section 32, Township 12 North, Range 14 West, San Bernardino Meridian, in the unincorporated area of the County of Kern, State of California, according to the official plat of said land filed in the District Land Office.

Except that portion thereof described in deed to the County of Kern, a political subdivision of the State of California, recorded February 7, 1968, in Book 4126, Page 934, of Official Records in the office of the County Recorder of said county, being more particularly described as follows:

Commencing at the northwest corner of said Section 32;
thence (1) South 0 00' 38" West along the West line of said Section, 2,000.218 feet to a point in the South line of the North 2000 feet of said Section 32;
thence (2) South 89 08' 41" East along said South line 513.15 feet;
thence (3) continuing along said South line South 89 48' 15" East 22.770 feet to the point of beginning;
thence (4) continuing along said South line South 89[0]48' 15" East 165.905 feet; thence (5) South 21[0] 01' 20" East 36.46 feet;
thence (6) South 68[0] 58' 40" West 20.00 feet;
thence (7) South 21[0] 01' 20" East 170.339 feet to a point in the South line of the North 2,200 feet of said West half;

thence (8) 89[0] 48' 15" West along last named South line 144.817 feet to a point distant 135 feet southwest of as measured at right angles to said Course (7); thence (9) North 21[0] 01' 20" West parallel with said Course (7) 184.868 feet; thence (10) northwesterly along a tangent circular curve, concave to the northeast, having a radius of 1,270 feet, through a central angle of 1[0] 20' 02", an arc length of 29.57 feet to the South line of the North 2000 feet of said Section 32, the point of beginning.

Parcel B
Parcel 1: (Parcel #223-052-15-00-8) - 40 Acres

The South half of the South half of the Southwest quarter of Section 36, Township 32 South, Range 33 East, Mount Diablo Meridian, in the unincorporated area, County of Kern, State of California, according to the official plat thereof.

Except that portion granted to the County of Kern, recorded June 5, 1968, in Book 4167, Page 304, of Official Records.
Exhibit "C"
Form of Restrictive Covenant
Exhibit "D"
Form of Convertible Note
Exhibit "E"
Form of Deed of Trust
Exhibit "F"
Allocation of Purchase Price

Project Asset: Portion of Purchase Price Allocated to Project Asset:

Real Property $[ ]
Turbines and Equipment $[ ]
Other Project Assets $[ ]